

September 28, 2012

Mr. Bing Xiao
President and Chief Executive Officer
Chang-On International, Inc.
514 No 18 Building High New Technology Development, Harbin
Heilongiang Province, China

      Re: Chang-On International, Inc.
             Form 10-K for the year ended December 31, 2011
             Filed April 13, 2012
             Form 10-Q for the quarter ended June 30, 2012
             Filed August 14, 2012
             File No. 1-8397

Dear Mr. Xiao:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Report of Independent Registered Public Accounting Firm, page F-1

1.   Please confirm you will ensure that future audit reports from your independent auditor will comply with Rule 2-02(a) of Regulation S-X. In this regard, we note that the audit report found on page F-1 does not include the state where the auditor is located.

Form 10-Q for the Quarter ended June 30, 2012

Item 4. Disclosure Controls and Procedures, page 14

Evaluation of Disclosure Controls and Procedures, page 14

2.   We note that disclosure controls and procedures were deemed effective at the end of each of your first two quarters of fiscal year 2012 and that there were no changes to internal controls during these periods. We further note that disclosure controls and procedures were deemed ineffective at December 31, 2011. With a view toward future disclosure, please tell us how you determined that disclosure controls and procedures were effective at March 31, 2012 and June 30, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Branch Chief